

Ford Delivers Third Quarter $1.0B Net Income; $1.7B Adj. EBIT; On Track to Achieve Full-Year Adjusted EPS Guidance in the Range of $1.30 to $1.50

- Company revenue up 3 percent in the quarter, driven by favorable mix of higher margin products and high-end trim levels, especially in North America
- Balance sheet remains strong, with company cash of $23.7B and total liquidity of $34.7B
- North America margin at 8.8 percent, with continued shift to higher margin utilities and trucks
- Ford Credit generated an EBT of $678 million, its best quarter in more than 7 years

2018 THIRD QUARTER FINANCIAL RESULTS*

	Revenue (GAAP)	Net Income (GAAP)	Company Adj. EBIT (Non-GAAP)	EPS (GAAP)	Adjusted EPS (Non-GAAP)	Net Income Margin (GAAP)	Company Adj. EBIT Margin (Non-GAAP)	Cash Flows from Op. Activities (GAAP)	Company Adj. Op. Cash Flow (Non-GAAP)
3Q 2018	**$37.6B**	**$1.0B**	**$1.7B**	**$0.25**	**$0.29**	**2.6%**	**4.4%**	**$5.2B**	**$0.1B**
B/(W) 3Q 2017	$1.1B	$(0.6)B	$(0.6)B	$(0.14)	$(0.15)	(1.7) ppts	(1.9) ppts	$0.2B	$1.4B

DEARBORN, Mich., Oct. 24, 2018 – Ford Motor Company today released its third quarter 2018 financial results. Company revenue was up 3 percent year over year, with net income and company adjusted EBIT both down year over year, primarily driven by continued challenges in China. In North America, the company delivered an 8.8 percent EBIT margin, supported by more than $1 billion of improved mix, thanks to the continued shift towards utilities and trucks, as well as high-end trim models.

"This quarter shows that our business remains very strong in key areas. We continue to make progress on our efforts to redesign Ford to be far more competitively fit, disciplined in capital allocations and nimble enough to win in a fast changing world," said Jim Hackett, Ford president and CEO. "With products like the Edge ST and Ranger launching in the United States and the Territory SUV in China, we are also building momentum shifting our product portfolio to build on our strengths and meet shifting consumer demand."

Company adjusted EBIT was driven by the North America business, with nearly $2 billion of EBIT, an improvement of $136 million year over year, despite lower volume and higher commodity costs, supported by a share increase for the F-Series, record transaction pricing for Super Duty and higher sales of SUVs. In the U.S., Ford trucks and SUV sales totaled 482,512 vehicles, representing a 2.8 percent gain over the third quarter of 2017. F-Series average transaction prices increased by $858 per truck compared to a year ago, totaling $46,224.

Ford Credit also had a strong quarter, generating an EBT of $678 million, driven by favorable volume and mix, as well as favorable lease residuals. The company saw auction values rise 5 percent from prior year at constant mix and now expects auction values to increase on average 3 percent at constant mix for the full year.

"This quarter we achieved a North America EBIT margin of nearly 9% and the best quarterly result in Ford Credit in more than seven years, while teams across the company continue to aggressively improve the operational fitness of the business," said Bob Shanks, executive vice president and CFO. "Our balance sheet remains robust, with more than $23 billion of cash and more than $34 billion of liquidity. The company remains on track to achieve full-year adjusted EPS of $1.30 to $1.50."

Outside of North America the company had a $558 million EBIT loss, slightly improved from the second quarter, despite lower volume. In all regions, teams continue to work to improve the operational fitness of the business, while building on core company strengths. In Europe, the share for commercial vehicles improved to 15.4 percent, a record quarter, as the region continues to build on its commercial vehicle success. In Asia Pacific, there have been record year-to-date sales of the Ranger and in China, Lincoln achieved a record third quarter sales performance, with third quarter sales up 5 percent year over year, including Navigator up 67 percent year over year.

The company balance sheet remains strong, with $23.7 billion of cash and $34.7 billion of total liquidity. Ford is also reaffirming adjusted EPS guidance for the full-year in the range of $1.30 to $1.50 and positive cash flow that will be lower than 2017. Ford also said that as a result of the higher costs and uncertainty impacting the entire sector, coupled with unexpected deterioration this year in the Europe and China business, current company forecasts show that it will not reach its previously announced 8 percent EBIT margin or high teens ROIC targets by 2020. However, the company continues to attack costs, increase the operational fitness of the business and remains committed to hitting these targets over time.

* See endnote on page 4.

AUTOMOTIVE SEGMENT RESULTS

	Wholesales	Revenue	Market Share	EBIT	EBIT Margin
3Q 2018	**1,353K**	**$34.7B**	**6.3%**	**$1.4B**	**4.0%**
B/(W) 3Q 2017	(151)K	$1.1B	(0.5) ppts	$(0.5)B	(1.6) ppts

North America

- Revenue up due to improved mix consistent with continued shift to utilities and trucks
- Market share down slightly mainly due to lower car sales, offset partially by gains in SUVs, trucks and vans
- EBIT higher year over year with EBIT margin at 8.8%, equal to prior year

	Wholesales	Revenue	Market Share	EBIT	EBIT Margin
3Q 2018	**644K**	**$22.3B**	**13.3%**	**$2.0B**	**8.8%**
B/(W) 3Q 2017	(6)K	$1.4B	(0.1) ppts	$0.1B	- ppts

South America

- SAAR up 2% with Brazil higher for 6th straight quarter
- Volume decline more than explained by Argentina
- Revenue decline due to weaker currencies
- EBIT flat as favorable market factors about offset by adverse exchange and higher commodity and other inflationary costs

	Wholesales	Revenue	Market Share	EBIT	EBIT Margin
3Q 2018	**94K**	**$1.3B**	**8.4%**	**$(152)M**	**(11.8)%**
B/(W) 3Q 2017	(9)K	$(0.2)B	(0.4) ppts	$(2)M	(2.4) ppts

Europe

- Revenue up due to higher volume and net pricing driven by new products
- Volume up in most major markets, offset partially by large decline in Turkey
- Year over year EBIT decline due to weakness in Turkey and Russia, along with all-new Focus launch related costs

	Wholesales	Revenue	Market Share	EBIT	EBIT Margin
3Q 2018	**356K**	**$7.4B**	**7.0%**	**$(245)M**	**(3.3)%**
B/(W) 3Q 2017	14K	$0.5B	(0.3) ppts	$(192)M	(2.5) ppts

Middle East & Africa

- EBIT a 3Q record, driven by lower costs and favorable market factors
- Revenue lower due to volume decline
- Lower wholesale volume due to market share and lower industry in markets where we participate

	Wholesales	Revenue	Market Share	EBIT	EBIT Margin
3Q 2018	**25K**	**$0.6B**	**3.2%**	**$47M**	**7.7%**
B/(W) 3Q 2017	(5)K	$(41)M	(0.7) ppts	$103M	16.3 ppts

Asia Pacific

- SAAR down 6% driven by 10% decline in China
- Revenue lower due to consolidated China operations
- Decline in EBIT due to lower volume and net pricing in China JVs and unfavorable market factors in China for Explorer and Lincoln imports

	Wholesales	Revenue	Market Share	EBIT	EBIT Margin
3Q 2018	**234K**	**$3.1B**	**2.5%**	**$(208)M**	**(6.7)%**
B/(W) 3Q 2017	(145)K	$(0.6)B	(0.9) ppts	$(522)M	(15.3) ppts

Mobility Segment Results

- Mobility EBIT reflects increased investment in autonomous vehicle business development and mobility services

	EBIT
3Q 2018	**$(196)M**
B/(W) 3Q 2017	$(124)M

Ford Credit Segment Results

- Strong quarterly EBT, up 13 percent year over year
- Favorable lease residual performance due to higher auction values; favorable volume and mix
- Worldwide credit loss metrics remain strong

	EBT
3Q 2018	**$678M**
B/(W) 3Q 2017	$78M

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

Statements included or incorporated by reference herein may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on expectations, forecasts, and assumptions by our management and involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation:

- Ford's long-term competitiveness depends on the successful execution of fitness actions;
- Industry sales volume, particularly in the United States, Europe, or China, could decline if there is a financial crisis, recession, or significant geopolitical event;
- Ford's new and existing products and mobility services are subject to market acceptance;
- Ford's results are dependent on sales of larger, more profitable vehicles, particularly in the United States;
- Ford may face increased price competition resulting from industry excess capacity, currency fluctuations, or other factors;
- Fluctuations in commodity prices, foreign currency exchange rates, and interest rates can have a significant effect on results;
- With a global footprint, Ford's results could be adversely affected by economic, geopolitical, protectionist trade policies, or other events;
- Ford's production, as well as Ford's suppliers' production, could be disrupted by labor disputes, natural or man-made disasters, financial distress, production difficulties, or other factors;
- Ford's ability to maintain a competitive cost structure could be affected by labor or other constraints;
- Pension and other postretirement liabilities could adversely affect Ford's liquidity and financial condition;
- Economic and demographic experience for pension and other postretirement benefit plans (e.g., discount rates or investment returns) could be worse than Ford has assumed;
- Ford's vehicles could be affected by defects that result in delays in new model launches, recall campaigns, or increased warranty costs;
- Safety, emissions, fuel economy, and other regulations affecting Ford may become more stringent;
- Ford could experience unusual or significant litigation, governmental investigations, or adverse publicity arising out of alleged defects in products, perceived environmental impacts, or otherwise;
- Ford's receipt of government incentives could be subject to reduction, termination, or clawback;
- Operational systems, security systems, and vehicles could be affected by cyber incidents;
- Ford Credit's access to debt, securitization, or derivative markets around the world at competitive rates or in sufficient amounts could be affected by credit rating downgrades, market volatility, market disruption, regulatory requirements, or other factors;
- Ford Credit could experience higher-than-expected credit losses, lower-than-anticipated residual values, or higher-than-expected return volumes for leased vehicles;
- Ford Credit could face increased competition from banks, financial institutions, or other third parties seeking to increase their share of financing Ford vehicles; and
- Ford Credit could be subject to new or increased credit regulations, consumer or data protection regulations, or other regulations.

We cannot be certain that any expectation, forecast, or assumption made in preparing forward-looking statements will prove accurate, or that any projection will be realized. It is to be expected that there may be differences between projected and actual results. Our forward-looking statements speak only as of the date of their initial issuance, and we do not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events, or otherwise. For additional discussion, see "Item 1A. Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2017, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

CONFERENCE CALL DETAILS

Ford Motor Company [NYSE:F] and Ford Motor Credit Company release their 2018 third quarter financial results at 4:15 p.m. EDT today.

Following the release, Jim Hackett, Ford president and chief executive officer, and Bob Shanks, Ford executive vice president and chief financial officer, and members of Ford's senior management team will host a conference call at 5:30 p.m. EDT to discuss the results.

The presentation and supporting materials are available at www.shareholder.ford.com. Representatives of the investment community and the news media will have the opportunity to ask questions on the call.

Access Information – Wednesday, October 24, 2018

Ford Earnings Call: 5:30 p.m. EDT
Toll-Free: 1.877.870.8664
International: 1.970.297.2423
Passcode: Ford Earnings
Web: www.shareholder.ford.com

REPLAY
(Available after 9:30 p.m. EDT the day of the event through Nov. 1, 2018)
Web: www.shareholder.ford.com
Toll-Free: 1.855.859.2056
International: 1.404.537.3406
Replay Passcode: 95413413

About Ford Motor Company
Ford Motor Company is a global company based in Dearborn, Michigan. The company designs, manufactures, markets and services a full line of Ford cars, trucks, SUVs, electrified vehicles and Lincoln luxury vehicles, provides financial services through Ford Motor Credit Company and is pursuing leadership positions in electrification, autonomous vehicles and mobility solutions. Ford employs approximately 201,000 people worldwide. For more information regarding Ford, its products and Ford Motor Credit Company, please visit www.corporate.ford.com.

* The following applies to the information throughout this release:

- See tables later in this release for the nature and amount of special items, and reconciliations of the non-GAAP financial measures designated as "adjusted" to the most comparable financial measures calculated in accordance with U.S. generally accepted accounting principles ("GAAP").
- Wholesale unit sales and production volumes include Ford brand and Jiangling Motors Corporation ("JMC") brand vehicles produced and sold in China by our unconsolidated affiliates; revenue does not include these sales. See materials supporting the October 24, 2018 conference call at www.shareholder.ford.com for further discussion of wholesale unit volumes.

CONSOLIDATED INCOME STATEMENT

FORD MOTOR COMPANY AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
(in millions, except per share amounts)

	For the periods ended September 30,			
	2017	2018	2017	2018
	Third Quarter		First Nine Months	
	(unaudited)			
Revenues				
Automotive	$ 33,646	$ 34,660	$ 107,234	$ 109,577
Ford Credit	2,802	2,998	8,209	8,950
Mobility	3	8	7	18
Total revenues	36,451	37,666	115,450	118,545
Costs and expenses				
Cost of sales	30,275	31,568	96,317	100,515
Selling, administrative, and other expenses	2,919	2,882	8,439	8,407
Ford Credit interest, operating, and other expenses	2,259	2,352	6,680	7,052
Total costs and expenses	35,453	36,802	111,436	115,974
Interest expense on Automotive debt	284	328	840	890
Interest expense on Other debt	14	15	42	43
Other income/(loss), net	754	605	2,220	2,472
Equity in net income of affiliated companies	316	(32)	935	252
Income before income taxes	1,770	1,094	6,287	4,362
Provision for/(Benefit from) income taxes	191	101	1,054	555
Net income	1,579	993	5,233	3,807
Less: Income/(Loss) attributable to noncontrolling interests	7	2	22	14
Net income attributable to Ford Motor Company	$ 1,572	$ 991	$ 5,211	$ 3,793

EARNINGS PER SHARE ATTRIBUTABLE TO FORD MOTOR COMPANY COMMON AND CLASS B STOCK

Basic income	$ 0.40	$ 0.25	$ 1.31	$ 0.95
Diluted income	0.39	0.25	1.30	0.95
Cash dividends declared	0.15	0.15	0.50	0.58

CONSOLIDATED BALANCE SHEET

FORD MOTOR COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(in millions)

	December 31, 2017	September 30, 2018
		(unaudited)
ASSETS		
Cash and cash equivalents	$ 18,492	$ 18,562
Marketable securities	20,435	17,780
Ford Credit finance receivables, net	52,210	50,818
Trade and other receivables, less allowances of $392 and $368	10,599	11,244
Inventories	11,176	12,810
Other assets	3,889	3,629
Total current assets	116,801	114,843
Ford Credit finance receivables, net	56,182	57,043
Net investment in operating leases	28,235	29,540
Net property	35,327	35,762
Equity in net assets of affiliated companies	3,085	2,858
Deferred income taxes	10,762	10,553
Other assets	8,104	8,367
Total assets	$ 258,496	$ 258,966
LIABILITIES		
Payables	$ 23,282	$ 23,273
Other liabilities and deferred revenue	19,697	20,714
Automotive debt payable within one year	3,356	3,216
Ford Credit debt payable within one year	48,265	47,547
Total current liabilities	94,600	94,750
Other liabilities and deferred revenue	24,711	24,228
Automotive long-term debt	12,575	11,448
Ford Credit long-term debt	89,492	90,620
Other long-term debt	599	600
Deferred income taxes	815	602
Total liabilities	222,792	222,248
Redeemable noncontrolling interest	98	99
EQUITY		
Common Stock, par value $.01 per share (3,999 million shares issued of 6 billion authorized)	40	40
Class B Stock, par value $.01 per share (71 million shares issued of 530 million authorized)	1	1
Capital in excess of par value of stock	21,843	22,011
Retained earnings	21,906	23,384
Accumulated other comprehensive income/(loss)	(6,959)	(7,429)
Treasury stock	(1,253)	(1,417)
Total equity attributable to Ford Motor Company	35,578	36,590
Equity attributable to noncontrolling interests	28	29
Total equity	35,606	36,619
Total liabilities and equity	$ 258,496	$ 258,966

CONSOLIDATED STATEMENT OF CASH FLOWS

FORD MOTOR COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions)

	For the periods ended September 30,	
	2017	**2018**
	First Nine Months	
	(unaudited)	
Cash flows from operating activities		
Net cash provided by/(used in) operating activities	$ 14,949	$ **13,665**
Cash flows from investing activities		
Capital spending	(4,936)	**(5,669)**
Acquisitions of finance receivables and operating leases	(43,054)	**(48,227)**
Collections of finance receivables and operating leases	32,988	**38,418**
Purchases of marketable and other securities	(20,550)	**(14,547)**
Sales and maturities of marketable and other securities	22,953	**17,341**
Settlements of derivatives	62	**290**
Other	12	**(201)**
Net cash provided by/(used in) investing activities	(12,525)	**(12,595)**
Cash flows from financing activities		
Cash dividends	(1,988)	**(2,308)**
Purchases of common stock	(131)	**(164)**
Net changes in short-term debt	1,899	**(1,268)**
Proceeds from issuance of long-term debt	30,557	**37,211**
Principal payments on long-term debt	(31,378)	**(33,935)**
Other	(124)	**(184)**
Net cash provided by/(used in) financing activities	(1,165)	**(648)**
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	442	**(305)**
Net increase/(decrease) in cash, cash equivalents, and restricted cash	$ 1,701	$ **117**
Cash, cash equivalents, and restricted cash at January 1	$ 16,019	$ **18,638**
Net increase/(decrease) in cash, cash equivalents, and restricted cash	1,701	**117**
Cash, cash equivalents, and restricted cash at September 30	$ 17,720	$ **18,755**

SUPPLEMENTAL FINANCIAL INFORMATION

The tables below provide supplemental consolidating financial information. Company excluding Ford Credit includes our Automotive and Mobility reportable segments, Corporate Other, Interest on Debt, and Special Items. Eliminations, where presented, primarily represent eliminations of intersegment transactions and deferred tax netting.

Selected Income Statement Information. The following table provides supplemental income statement information (in millions):

	For the period ended September 30, 2018					
	Third Quarter					
	Company excluding Ford Credit					
	Automotive	Mobility	Other (a)	Subtotal	Ford Credit	Consolidated
Revenues	$ 34,660	$ 8	$ —	$ 34,668	$ 2,998	$ 37,666
Total costs and expenses	33,855	204	391	34,450	2,352	36,802
Interest expense on Automotive debt	—	—	328	328	—	328
Interest expense on Other debt	—	—	15	15	—	15
Other income/(loss), net	637	—	(56)	581	24	605
Equity in net income of affiliated companies	(40)	—	—	(40)	8	(32)
Income/(loss) before income taxes	1,402	(196)	(790)	416	678	1,094
Provision for/(Benefit from) income taxes	171	(47)	(183)	(59)	160	101
Net income/(Loss)	1,231	(149)	(607)	475	518	993
Less: Income/(Loss) attributable to noncontrolling interests	2	—	—	2	—	2
Net income/(Loss) attributable to Ford Motor Company	$ 1,229	$ (149)	$ (607)	$ 473	$ 518	$ 991

(a) Other includes Corporate Other, Interest on Debt, and Special Items

	For the period ended September 30, 2018					
	First Nine Months					
	Company excluding Ford Credit					
	Automotive	Mobility	Other (a)	Subtotal	Ford Credit	Consolidated
Revenues	$ 109,577	$ 18	$ —	$ 109,595	$ 8,950	$ 118,545
Total costs and expenses	107,570	555	797	108,922	7,052	115,974
Interest expense on Automotive debt	—	—	890	890	—	890
Interest expense on Other debt	—	—	43	43	—	43
Other income/(loss), net	2,052	58	316	2,426	46	2,472
Equity in net income of affiliated companies	232	—	—	232	20	252
Income/(loss) before income taxes	4,291	(479)	(1,414)	2,398	1,964	4,362
Provision for/(Benefit from) income taxes	737	(115)	(333)	289	266	555
Net income/(Loss)	3,554	(364)	(1,081)	2,109	1,698	3,807
Less: Income/(Loss) attributable to noncontrolling interests	14	—	—	14	—	14
Net income/(Loss) attributable to Ford Motor Company	$ 3,540	$ (364)	$ (1,081)	$ 2,095	$ 1,698	$ 3,793

(a) Other includes Corporate Other, Interest on Debt, and Special Items

SUPPLEMENTAL FINANCIAL INFORMATION

Selected Balance Sheet Information. The following tables provide supplemental balance sheet information (in millions):

	September 30, 2018			
Assets	**Company excluding Ford Credit**	**Ford Credit**	**Eliminations**	**Consolidated**
Cash and cash equivalents	$ 7,565	$ 10,997	$ —	$ 18,562
Marketable securities	16,040	1,740	—	17,780
Ford Credit finance receivables, net	—	50,818	—	50,818
Trade and other receivables, less allowances	3,962	7,282	—	11,244
Inventories	12,810	—	—	12,810
Other assets	2,401	1,228	—	3,629
Receivable from other segments	846	1,371	(2,217)	—
Total current assets	43,624	73,436	(2,217)	114,843
Ford Credit finance receivables, net	—	57,043	—	57,043
Net investment in operating leases	1,970	27,570	—	29,540
Net property	35,575	187	—	35,762
Equity in net assets of affiliated companies	2,750	108	—	2,858
Deferred income taxes	12,172	225	(1,844)	10,553
Other assets	6,975	1,392	—	8,367
Receivable from other segments	59	15	(74)	—
Total assets	$ 103,125	$ 159,976	$ (4,135)	$ 258,966

	Company excluding Ford Credit	**Ford Credit**	**Eliminations**	**Consolidated**
Liabilities				
Payables	$ 22,140	$ 1,133	$ —	$ 23,273
Other liabilities and deferred revenue	19,256	1,458	—	20,714
Automotive debt payable within one year	3,216	—	—	3,216
Ford Credit debt payable within one year	—	47,547	—	47,547
Payable to other segments	2,217	—	(2,217)	—
Total current liabilities	46,829	50,138	(2,217)	94,750
Other liabilities and deferred revenue	22,630	1,598	—	24,228
Automotive long-term debt	11,448	—	—	11,448
Ford Credit long-term debt	—	90,620	—	90,620
Other long-term debt	600	—	—	600
Deferred income taxes	101	2,345	(1,844)	602
Payable to other segments	18	56	(74)	—
Total liabilities	$ 81,626	$ 144,757	$ (4,135)	$ 222,248

SUPPLEMENTAL FINANCIAL INFORMATION

Selected Cash Flow Information. The following tables provide supplemental cash flow information (in millions):

	For the period ended September 30, 2018			
	First Nine Months			
Cash flows from operating activities	**Company excluding Ford Credit**	**Ford Credit**	**Eliminations**	**Consolidated**
Net cash provided by/(used in) operating activities	$ 4,262	$ 9,403	$ —	$ 13,665

Cash flows from investing activities	**Company excluding Ford Credit**	**Ford Credit**	**Eliminations**	**Consolidated**
Capital spending	$ (5,635)	$ (34)	$ —	$ (5,669)
Acquisitions of finance receivables and operating leases	—	(48,227)	—	(48,227)
Collections of finance receivables and operating leases	—	38,418	—	38,418
Purchases of marketable and other securities	(11,146)	(3,401)	—	(14,547)
Sales and maturities of marketable and other securities	12,837	4,504	—	17,341
Settlements of derivatives	62	228	—	290
Other	(198)	(3)	—	(201)
Investing activity (to)/from other segments	2,069	154	(2,223)	—
Net cash provided by/(used in) investing activities	$ (2,011)	$ (8,361)	$ (2,223)	$ (12,595)

Cash flows from financing activities	**Company excluding Ford Credit**	**Ford Credit**	**Eliminations**	**Consolidated**
Cash dividends	$ (2,308)	$ —	$ —	$ (2,308)
Purchases of common stock	(164)	—	—	(164)
Net changes in short-term debt	403	(1,671)	—	(1,268)
Proceeds from issuance of long-term debt	176	37,035	—	37,211
Principal payments on long-term debt	(1,347)	(32,588)	—	(33,935)
Other	(42)	(142)	—	(184)
Financing activity to/(from) other segments	(154)	(2,069)	2,223	—
Net cash provided by/(used in) financing activities	$ (3,436)	$ 565	$ 2,223	$ (648)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	$ (160)	$ (145)	$ —	$ (305)

NON-GAAP FINANCIAL MEASURES THAT SUPPLEMENT GAAP MEASURES

We use both GAAP and non-GAAP financial measures for operational and financial decision making, and to assess Company and segment business performance. The non-GAAP measures listed below are intended to be considered by users as supplemental information to their equivalent GAAP measures, to aid investors in better understanding our financial results. We believe that these non-GAAP measures provide useful perspective on underlying business results and trends, and a means to assess our period-over-period results. These non-GAAP measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP measures may not be the same as similarly titled measures used by other companies due to possible differences in method and in items or events being adjusted.

- **Company Adjusted EBIT (Most Comparable GAAP Measure: Net income attributable to Ford)** – Earnings before interest and taxes (EBIT) includes non-controlling interests and excludes interest on debt (excl. Ford Credit Debt), taxes and pre-tax special items. This non-GAAP measure is useful to management and investors because it allows users to evaluate our operating results aligned with industry reporting. Pre-tax special items consist of (i) pension and OPEB remeasurement gains and losses, (ii) significant personnel and dealer-related costs stemming from our efforts to match production capacity and cost structure to market demand and changing model mix, and (iii) other items that we do not necessarily consider to be indicative of earnings from ongoing operating activities. When we provide guidance for adjusted EBIT, we do not provide guidance on a net income basis because the GAAP measure will include potentially significant special items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end, including pension and OPEB remeasurement gains and losses.

- **Company Adjusted EBIT Margin (Most Comparable GAAP Measure: Company Net Income Margin)** – Company Adjusted EBIT margin is Company adjusted EBIT divided by Company revenue. This non-GAAP measure is useful to management and investors because it allows users to evaluate our operating results aligned with industry reporting.

- **Adjusted Earnings Per Share (Most Comparable GAAP Measure: Earnings Per Share)** – Measure of Company's diluted net earnings per share adjusted for impact of pre-tax special items (described above), and tax special items. The measure provides investors with useful information to evaluate performance of our business excluding items not indicative of underlying run rate of our business. When we provide guidance for adjusted earnings per share, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant special items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end, including pension and OPEB remeasurement gains and losses.

- **Adjusted Effective Tax Rate (Most Comparable GAAP Measure: Effective Tax Rate)** – Measure of Company's tax rate excluding pre-tax special items (described above) and tax special items. The measure provides an ongoing effective rate which investors find useful for historical comparisons and for forecasting. When we provide guidance for adjusted effective tax rate, we do not provide guidance on an effective tax rate basis because the GAAP measure will include potentially significant special items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end, including pension and OPEB remeasurement gains and losses.

- **Company Adjusted Operating Cash Flow (Most Comparable GAAP Measure: Net Cash Provided By / (Used In) Operating Activities)** – Measure of Company's operating cash flow excluding Ford Credit's operating cash flows. The measure contains elements management considers operating activities, including Automotive and Mobility capital spending, Ford Credit distributions to its parent, and settlement of derivatives. The measure excludes cash outflows for funded pension contributions, separation payments, and other items that are considered operating cash outflows under U.S. GAAP. This measure is useful to management and investors because it is consistent with management's assessment of the Company's operating cash flow performance. When we provide guidance for Company adjusted operating cash flow, we do not provide guidance for net cash provided by/(used in) operating activities because the GAAP measure will include items that are difficult to quantify or predict with reasonable certainty, including cash flows related to the Company's exposures to foreign currency exchange rates and certain commodity prices (separate from any related hedges), Ford Credit's operating cash flows, and cash flows related to special items, including separation payments, each of which individually or in the aggregate could have a significant impact to our net cash provided by/(used in) our operating activities.

Note: Calculated results may not sum due to rounding

COMPANY NET INCOME RECONCILIATION TO ADJUSTED EBIT (MILS)

	3Q		YTD		Memo:
	2017	2018	2017	2018	FY 2017
Net income / (Loss) attributable to Ford (GAAP)	$ 1,572	$ 991	$ 5,211	$ 3,793	$ 7,731
Income / (Loss) attributable to non-controlling interests	7	2	22	14	26
Net income / (Loss)	$ 1,579	$ 993	$ 5,233	$ 3,807	$ 7,757
Less: (Provision for) / Benefit from income taxes	(191)	(101)	(1,054)	(555)	(402)
Income / (Loss) before income taxes	$ 1,770	$ 1,094	$ 6,287	$ 4,362	$ 8,159
Less: Special items pre-tax	(217)	(231)	(441)	(250)	(289)
Income / (Loss) before special items pre-tax	$ 1,987	$ 1,325	$ 6,728	$ 4,612	$ 8,448
Less: Interest on debt	(298)	(343)	(882)	(933)	(1,190)
Adjusted EBIT (Non-GAAP)	$ 2,285	$ 1,668	$ 7,610	$ 5,545	$ 9,638
Memo:					
Revenue (Bils)	$ 36.5	$ 37.6	$ 115.5	$ 118.5	$ 156.8
Net income margin (GAAP) (Pct)	4.3%	2.6%	4.5%	3.2%	4.9%
Adjusted EBIT margin (Non-GAAP) (Pct)	6.3%	4.4%	6.6%	4.7%	6.1%

COMPANY EARNINGS PER SHARE RECONCILIATION TO ADJUSTED EARNINGS PER SHARE

	3Q		YTD	
	2017	2018	2017	2018
Diluted After-Tax Results (Mils)				
Diluted after-tax results (GAAP)	$ 1,572	$ 991	$ 5,211	$ 3,793
Less: Impact of pre-tax and tax special items	(170)	(183)	(363)	(197)
Adjusted net income – diluted (Non-GAAP)	$ 1,742	$ 1,174	$ 5,574	$ 3,990
Basic and Diluted Shares (Mils)				
Basic shares (average shares outstanding)	3,972	3,976	3,975	3,976
Net dilutive options and unvested restricted stock units	24	24	21	23
Diluted shares	3,996	4,000	3,996	3,999
Earnings per share – diluted (GAAP)	$ 0.39	$ 0.25	$ 1.30	$ 0.95
Less: Net impact of adjustments	(0.05)	(0.04)	(0.09)	(0.05)
Adjusted earnings per share – diluted (Non-GAAP)	$ 0.44	$ 0.29	$ 1.39	$ 1.00

Ford Motor Company 3Q October 24, 2018

COMPANY EFFECTIVE TAX RATE RECONCILIATION TO ADJUSTED EFFECTIVE TAX RATE

	2018		Memo:
	3Q	YTD	FY 2017
Pre-Tax Results (Mils)			
Income / (Loss) before income taxes (GAAP)	$ 1,094	$ 4,362	$ 8,159
Less: Impact of special items	(231)	(250)	(289)
Adjusted earnings before taxes (Non-GAAP)	$ 1,325	$ 4,612	$ 8,448
Taxes (Mils)			
(Provision for) / Benefit from income taxes (GAAP)	$ (101)	$ (555)	$ (402)
Less: Impact of special items	48	53	897
Adjusted (provision for) / benefit from income taxes (Non-GAAP)	$ (149)	$ (608)	$ (1,299)
Tax Rate (Pct)			
Effective tax rate (GAAP)	9.2%	12.7%	4.9%
Adjusted effective tax rate (Non-GAAP)	11.2%	13.2%	15.4%

COMPANY NET CASH PROVIDED BY / (USED IN) OPERATING ACTIVITIES RECONCILIATION TO ADJUSTED OPERATING CASH FLOW (MILS)

	3Q		YTD	
	2017	2018	2017	2018
Company net cash provided by / (used in) operating activities (GAAP)	$ 4,998	$ 5,179	$ 14,949	$ 13,665
Less: Items not included in Company Adjusted Operating Cash Flows				
Ford Credit operating cash flows	5,210	3,811	9,474	9,403
Funded pension contributions	(263)	(123)	(720)	(283)
Separation payments	(42)	(28)	(100)	(62)
Other, net	37	146	(27)	87
Add: Items included in Company Adjusted Operating Cash Flows				
Automotive and Mobility capital spending	(1,658)	(1,968)	(4,901)	(5,635)
Ford Credit distributions	378	600	406	2,063
Settlement of derivatives	(90)	109	110	62
Pivotal conversion to a marketable security	-	-	-	263
Company adjusted operating cash flow (Non-GAAP)	$ (1,315)	$ 115	$ 1,938	$ 1,274

COMPANY SPECIAL ITEMS (MILS)

	3Q		YTD		Memo:
	2017	**2018**	**2017**	**2018**	**FY 2017**
Pension and OPEB gain / (loss)					
Year end net pension and OPEB remeasurement	$ -	$ -	$ -	$ -	$ (162)
Other pension remeasurement	-	-	-	26	-
Pension curtailment	-	-	-	15	354
Total Pension and OPEB gain / (loss)	$ -	$ -	$ -	$ 41	$ 192
Separation-related actions	$ (230)	$ (224)	$ (259)	$ (275)	$ (297)
Other Items					
San Luis Potosi plant cancellation	$ (12)	$ -	$ 41	$ -	$ 41
Next-generation Focus footprint change	25	-	(223)	(9)	(225)
Focus Active cancellation	-	(7)	-	(7)	-
Total Other Items	$ 13	$ (7)	$ (182)	$ (16)	$ (184)
Total pre-tax special items	$ (217)	$ (231)	$ (441)	$ (250)	$ (289)
Tax special items	$ 47	$ 48	$ 78	$ 53	$ 897

CONSOLIDATED INCOME STATEMENT – FORD CREDIT

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
(in millions)

		For the periods ended September 30,			
	2017	2018	2017	2018	
	Third Quarter		First Nine Months		
	(unaudited)				
Financing revenue					
Operating leases	$ 1,394	$ 1,463	$ 4,141	$ 4,321	
Retail financing	891	983	2,518	2,890	
Dealer financing	462	519	1,389	1,624	
Other	17	20	51	62	
Total financing revenue	2,764	2,985	8,099	8,897	
Depreciation on vehicles subject to operating leases	(989)	(907)	(3,090)	(2,898)	
Interest expense	(810)	(989)	(2,308)	(2,898)	
Net financing margin	965	1,089	2,701	3,101	
Other revenue					
Insurance premiums earned	38	39	120	123	
Fee based revenue and other	61	57	177	180	
Total financing margin and other revenue	1,064	1,185	2,998	3,404	
Expenses					
Operating expenses	324	368	930	1,070	
Provision for credit losses	169	156	420	367	
Insurance expenses	28	19	121	77	
Total expenses	521	543	1,471	1,514	
Other income, net	57	36	173	74	
Income before income taxes	600	678	1,700	1,964	
Provision for / (Benefit from) income taxes	186	160	507	266	
Net income	$ 414	$ 518	$ 1,193	$ 1,698	

Ford Motor Company 3Q October 24, 2018

CONSOLIDATED BALANCE SHEET – FORD CREDIT

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(in millions)

	December 31, 2017	September 30, 2018
		(unaudited)
ASSETS		
Cash and cash equivalents	$ 9,558	$ 10,997
Marketable securities	2,881	1,740
Finance receivables, net	116,003	116,044
Net investment in operating leases	26,661	27,570
Notes and accounts receivable from affiliated companies	1,076	971
Derivative financial instruments	935	607
Other assets	3,329	3,317
Total assets	$ 160,443	$ 161,246
LIABILITIES		
Accounts payable		
Customer deposits, dealer reserves, and other	$ 1,171	$ 1,140
Affiliated companies	592	1,013
Total accounts payable	1,763	2,153
Debt	137,828	138,230
Deferred income taxes	2,386	2,503
Derivative financial instruments	310	1,102
Other liabilities and deferred income	2,272	2,039
Total liabilities	144,559	146,027
SHAREHOLDER'S INTEREST		
Shareholder's interest	5,227	5,227
Accumulated other comprehensive income / (loss)	(419)	(719)
Retained earnings	11,076	10,711
Total shareholder's interest	15,884	15,219
Total liabilities and shareholder's interest	$ 160,443	$ 161,246

CONSOLIDATED STATEMENT OF CASH FLOWS – FORD CREDIT

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions)

	For the periods ended September 30,	
	2017	**2018**
	First Nine Months	
	(unaudited)	
Cash flows from operating activities		
Net cash provided by / (used in) operating activities	$ 4,451	$ **4,594**
Cash flows from investing activities		
Purchases of finance receivables	(30,543)	**(33,751)**
Principal collections of finance receivables	27,254	**31,993**
Purchases of operating lease vehicles	(9,935)	**(11,015)**
Proceeds from termination of operating lease vehicles	6,623	**7,086**
Net change in wholesale receivables and other short-duration receivables	1,560	**686**
Purchases of marketable securities	(4,359)	**(3,401)**
Proceeds from sales and maturities of marketable securities	4,564	**4,504**
Settlements of derivatives	(48)	**228**
All other investing activities	(18)	**117**
Net cash provided by / (used in) investing activities	(4,902)	**(3,553)**
Cash flows from financing activities		
Proceeds from issuances of long-term debt	29,982	**37,035**
Principal payments on long-term debt	(30,291)	**(32,588)**
Change in short-term debt, net	1,709	**(1,677)**
Cash distributions to parent	(406)	**(2,063)**
All other financing activities	(74)	**(141)**
Net cash provided by / (used in) financing activities	920	**566**
Effect of exchange rate changes on cash, cash equivalents and restricted cash	302	**(145)**
Net increase / (decrease) in cash, cash equivalents and restricted cash	$ 771	$ **1,462**
Cash, cash equivalents and restricted cash at January 1	$ 8,185	$ **9,682**
Net increase / (decrease) in cash, cash equivalents and restricted cash	771	**1,462**
Cash, cash equivalents and restricted cash at September 30	$ 8,956	$ **11,144**